UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number:  001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”), dated November 28, 2008, announcing the Company’s financial results for the third quarter of 2008.

Exhibit 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports third quarter 2008 results and increased quarterly dividend of $0.60 per share

Hamilton, Bermuda, November 28, 2008.  Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its financial results for the quarter ended September 30, 2008.

Highlights

•	Declared an increased quarterly cash dividend of $0.60 per share. The Company has now declared stable or increasing dividends for 19 consecutive quarters.

•
Reported net income for the quarter of $47.4 million, or $0.65 per share, including profit share of $28.5 million, or $0.39 per share, and a $10.4 million, or $0.14 per share, non-cash negative adjustment in mark-to-market of swaps.

•	The ultra-deepwater drillship West Polaris was delivered in July 2008 and commenced its 15-year bareboat charter to Seadrill Limited (“Seadrill”).

•
Announced the sale of two newbuilding Suezmax tankers for a record $111 million per vessel. The transaction is expected to generate a book profit of approximately $68 million, or $34 million per vessel, to be recognized at delivery of the vessels in 2009.

•
Announced the $1.7 billion acquisition of two ultra-deepwater drilling rigs in combination with 15-year bareboat charters to Seadrill. The drilling rigs were delivered to Ship Finance in November 2008.

•	The second of two 17,000 dwt chemical tanker newbuildings was delivered in October 2008 and commenced its 10-year bareboat charter to Bryggen Shipping & Trading AS (“Bryggen”).

Dividends and Results for the Quarter ended September 30, 2008

The Board of Directors has declared a quarterly cash dividend of $0.60 per share. The dividend will be paid on or about January 7, 2009 to shareholders of record as of December 23, 2008. The ex-dividend date will be December 19, 2008.

The Company reported total operating revenues of $114.3 million, or $1.57 per share, in the third quarter. Net operating income for the quarter was $80.3 million, or $1.10 per share, and net income was $47.4 million, or $0.65 per share.

As the majority of the Company’s assets are accounted for as finance leases, a significant portion of the charter hire is classified as ‘Repayment of investment in finance leases’ and is deducted from the revenues in the Company’s Income Statement. For the third quarter, this amounted to $46.6 million or $0.64 per share.

Under US GAAP, the drillship West Polaris and the Panamax dry bulk vessel Golden Shadow are accounted for as investment in associates. Consequently, the ‘net income’ from these 100% owned vessel owning subsidiaries are recognized in the consolidated income statement of Ship Finance as ‘results in associate’.

The profit share accrued in the third quarter was $28.5 million, or $0.39 per share, compared to $33.1 million, or $0.46 per share, in the second quarter.

There was a $10.4 million, or $0.14 per share, negative adjustment in mark-to-market of swaps in the third quarter, compared to a $3.2 million, or $0.04 per share, positive adjustment in the second quarter.

Liquidity and Capital Expenditure

As of September 30, 2008, the Company had $118.7 million in free cash.

The accrued profit share year to date 2008 is $95.3 million, of which $60 million has been paid to Ship Finance in November 2008. The remaining $35.3 million plus profit share that may accrue in 4Q-2008 is payable in the first quarter of 2009. Subsequent to the quarter end, the Company has arranged a new secured loan facility with net proceeds of approximately $72 million.

The Company’s capital commitments relating to newbuildings and acquisitions are estimated as follows:

Period:	4Q-2008		2009		2010		Total
Gross investment	$1,720	mill.	$581	mill.	$98	mill.	$2,399	mill.
Committed financing	$(1,540)	mill.	$(380)	mill.	-		$(1,920)	mill.
Contracted sale of vessels*	-		$(217)	mill.	-		$(217)	mill.
Net investment	$180	mill.	$(16)	mill.	$98	mill.	$262	mill.
* net of commissions

All investments in 4Q-2008 have been completed and the committed financings have been drawn. The investments in 2009 include a $250 million payment to Seadrill covering the final payment of West Taurus which is fully covered by a committed financing. Further investments in 2009 include two dry bulk carriers we have agreed to acquire from subsidiaries of Golden Ocean Group Limited and yard installments on our newbuildings. The investments in 2010 are related to the remaining installments on our container newbuildings and are expected to be financed with debt. The delivery dates for vessels under construction may be adjusted, which in turn may impact the timing of our investments.

Business Update

As of September 30, 2008, and including recently announced transactions, the gross fixed-rate charter backlog is in excess of $8.5 billion, with average remaining charter term of 10.1 years, or 13.7 years if weighted by charter revenue. Some of our charters have purchase options, which, if exercised, will reduce the fixed charter backlog and average remaining charter term.

As of September 30, 2008, 31 of our crude oil tankers and eight of our oil/bulk/ore (“OBO”) vessels operate on long term contracts to subsidiaries of Frontline Ltd. (“Frontline”). In addition to the fixed base charter rate, Ship Finance is also entitled to receive 20% of the time charter equivalent (“TCE”) earnings for these vessels in excess of a base charter rate. The average vessel earnings have consistently been above the base charter rates since the Company’s inception in 2003, and the profit share accumulated in the third quarter was $28.5 million.

The average daily TCEs earned by Frontline in the third quarter in the spot and time charter period market from the Company’s VLCCs, Suezmax tankers and OBOs were approximately $72,900, $76,100 and $44,100, respectively. These numbers exclude off-hire days and the corresponding average daily TCEs in the second quarter of 2008 were approximately $83,700, $76,300 and $44,100, respectively.

In July 2008, we acquired the ultra-deepwater drillship West Polaris from a subsidiary of Seadrill for an approximate project cost of $850 million. West Polaris immediately commenced its 15-year bareboat charter to Seadrill and is employed on a four year sub-charter to a subsidiary of Exxon Mobil Corporation. Net of interest expense and debt repayment, the average annual net cash contribution the first five years will be approximately $23 million, or $0.32 per share. The drillship is accounted for as a finance lease, and the vessel owning subsidiary is classified as ‘investment in associate’.

In July 2008, the Company announced the sale of two newbuilding Suezmax vessels at record high levels. The gross sales price was agreed at $111 million per vessel, and net of construction costs and broker commissions we expect to recognize a book profit of approximately $68 million, or $0.93 per share in total. The vessels are currently under construction in China, and are scheduled to be delivered to the new owner in 2009, immediately after delivery from the shipyard.

In September 2008, the Company announced the acquisition of West Hercules and West Taurus, two ultra-deepwater semi-submersible drilling rigs, from subsidiaries of Seadrill. Both drilling rigs were delivered in November 2008 for an approximate project cost of $1.7 billion. Most of the purchase price was paid to Seadrill in November 2008 except for $250 million which is due in February 2009. The average annual net cash contribution over the first five years, after estimated interest expense and debt repayment will be approximately $46.5 million, or $0.63 per share, per year. The drilling rigs will be accounted for as finance leases, and the vessel owning subsidiary will be classified as ‘investment in associate’.

In October 2008, the Company took delivery of the second chemical tanker, SC Guangzhou, from Bryggen. The first vessel was delivered in April 2008 and both vessels are on 10-year bareboat charters to Bryggen with sub-charters to Sinochem. The charters are classified as operating leases.

In November 2008, the Company announced the termination of an agreement to acquire three seismic vessels from SCAN Geophysical ASA ("SCAN") with 12-year charters attached. The transaction was announced in March 2007, and the plan was to acquire the vessels immediately after delivery from the shipyard. In light of significantly delayed deliveries, Ship Finance and SCAN have agreed to terminate the agreement.

Corporate and Other Matters

At the end of the third quarter 2008, $449 million of the 8.5% Senior Notes due 2013 were outstanding of which $148 million were controlled by the Company through Bond Swap Agreements.  The financing cost on the Senior Notes held under Bond Swap Agreements is effectively reduced to LIBOR plus a margin.

The Company has used Total Return Swaps (“TRS”) to effectively achieve the economic effect of repurchasing shares. As of September 30, 2008, the Company controlled approximately 692,000 shares through the TRS agreements at an average cost of $25.66 per share (including funding costs). The shares are legally owned by the banks who provide the TRS agreements, and no shares have been cancelled.

Subsequent to quarter end, the value of our bonds and shares held under TRS agreements has declined, and we have therefore deposited approximately $30 million as additional restricted cash security. These funds will be released to the Company if the value of our bonds and/or shares should increase.

Strategy and Outlook

Including recently announced acquisitions, the Company has an operating fleet of 61 vessels and rigs, and has contracted to acquire nine newbuildings.

The Company’s objective has been to reduce the risks for its shareholders by investing in different sectors of the shipping and oil service industries and by having a diversified client base. During the last 12 months, the Company has committed to new investments of approximately $2.7 billion and these investments have significantly increased the Company’s fixed charter revenue backlog. We will have full cash flow and profit and loss effect from these investments as from mid February 2009.

In the Company’s view, the recent $1.7 billion acquisition of West Hercules and West Taurus in combination with a $1.4 billion bank financing demonstrates the Company’s ability to structure accretive transactions in an otherwise challenging financing environment. Our focus has been on acquiring assets with immediate cash flow, and after taking delivery of the two drilling rigs, our remaining newbuilding commitments are low compared to our overall fleet.

We have recently experienced significant turmoil in the international credit markets and generally softer shipping markets. Our main investments are, however, in the crude oil shipping and deepwater drilling markets, which have remained relatively strong. Further our substantial contract backlog provides added stability in an otherwise turbulent environment.

The softer shipping markets are expected to provide a number of interesting investment opportunities in the coming year. We are currently positioning ourselves to take advantage of these opportunities, but at the same time we are committed to manage the company in a conservative manner to also protect the downside for our shareholders.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and world wide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

November 28, 2008
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 23114006 / +47 91198844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2008 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Nine months ended		Full year
(in thousands of $	Sept 30,	Sept 30,	Sept 30,	Sept 30,	2007
except per share data)	2008	2007	2008	2007	(audited)

Charter revenues - operating lease	18,952	13,793	55,957	38,244	57,516
Charter revenues - finance lease	113,415	119,022	372,005	344,070	461,942
- less revenues classified as Repaymentof investment in finance leases	(46,599)	(44,839)	(166,207)	(126,965)	(173,193)
Profit share income	28,530	5,455	95,311	21,173	52,527
Total operating revenues	114,298	93,431	357,066	276,522	398,792
Gain / (loss) on sale of assets	-	-	17,377	35,096	41,669

Vessel operating expenses	(24,952)	(25,930)	(74,942)	(80,756)	(107,161)
Administrative expenses	(1,720)	(1,482)	(7,252)	(5,203)	(7,783)
Depreciation	(7,323)	(6,079)	(20,516)	(12,274)	(20,636)
Total operating expenses	(33,995)	(33,491)	(102,710)	(98,233)	(135,580)

Operating income	80,303	59,940	271,733	213,385	304,881

Interest income	498	1,010	2,407	5,312	6,781
Interest expense	(29,966)	(26,534)	(93,307)	(95,721)	(130,401)
Results in associate(1)	7,091	227	7,552	689	923
Other financial items	(200)	(127)	(590)	(1,286)	(1,902)
Mark to Market of Derivatives	(10,408)	(13,997)	(9,372)	(7,012)	(12,557)
Foreign currency exchange gain/loss	120	46	106	(21)	(17)
Taxes	-	-	-	-	-
Net income	47,438	20,565	178,529	115,346	167,708

Basic earnings per share ($)	$0.65	$0.28	$2.45	$1.59	$2.31

Weighted average number of shares	72,743,737	72,743,737	72,743,737	72,743,737	72,743,737
Common shares outstanding	72,743,737	72,743,737	72,743,737	72,743,737	72,743,737

(1)	Two of our 100% owned subsidiaries are accounted for as “investment in associates”, and only the “net income” from these subsidiaries are therefore included in our consolidated Income Statement.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2008 REPORT (UNAUDITED)

BALANCE SHEET	Sept, 30	Sept, 30	Dec 31, 2007
(in thousands of $)	2008	2007	(audited)
ASSETS
Short term
Cash and cash equivalents	118,657	45,426	78,255
Restricted cash	36,340	22,670	26,983
Amount due from related parties	91,138	16,271	42,014
Other current assets	187,619	197,828	186,343
Long term
Newbuildings	66,036	45,705	46,259
Vessels and equipment, net	564,239	562,119	583,244
Investment in finance leases	1,954,295	2,004,724	1,963,470
Investment in associate(1)	158,388	4,296	4,530
Deferred charges	16,293	17,413	16,922
Other long-term assets	8,473	22,069	2,008
Total assets	3,201,478	2,938,521	2,950,028

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	180,600	189,742	179,428
Other current liabilities	58,879	31,247	42,804
Amount due to related parties	6,394	5,353	5,693
Long term
Long term interest bearing debt	2,245,528	2,077,390	2,090,566
Other long term liabilities	34,314	25,175	17,060
Stockholders’ equity (2)	675,763	609,614	614,477
Total liabilities and stockholders’ equity	3,201,478	2,938,521	2,950,028

(1)	Two 100% owned subsidiaries are accounted for as ‘investments in associates’.
(2)
As of September, 2008 Stockholders’ equity excludes $217.2 million of deferred equity which is being recognized over time. The deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet, and results from the related party nature of both the transfer of vessels from and the subsequent charter to Frontline. This deferred equity is amortized to Stockholders’ equity in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2008 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Nine months ended		Full year
(in thousands of $)	Sept 30,	Sept 30,	Sept 30,	Sept 30,	2007
	2008	2007	2008	2007	(audited)
OPERATING ACTIVITIES
Net income	47,438	20,565	178,529	115,346	167,708
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,997	6,771	22,661	14,724	23,554
Adjustment of financial derivatives to market value	10,408	13,997	9,372	7,012	12,557
Gain on sale of assets	-	-	(17,377)	(35,096)	(41,669)
Result in associate	(7,091)	(227)	(7,552)	(689)	(923)
Stock based compensation	403	159	1,124	470	785
Other	(1,057)	(12,755)	(3,131)	(28,384)	(51,278)
Change in operating assets and liabilities	(25,974)	(10,531)	(49,131)	87,596	91,684
Net cash provided by operating activities	32,124	17,979	134,495	160,979	202,418

INVESTING ACTIVITIES
Repayment of investments in finance leases	46,356	44,839	165,493	126,965	173,193
Net placement of restricted cash	(1,413)	(10,963)	(9,357)	(9,733)	(14,046)
Proceeds from sale of vessel/new buildings	-	(13,191)	23,005	128,827	152,659
Net investment in newbuildings	(17,882)	(37,220)	(18,616)	(37,479)	(47,383)
Purchase of vessels	(1)	(194,458)	(134,101)	(617,300)	(644,287)
Investment in associate companies	(146,304)	-	(146,306)	92	92
Purchase of short term investment	-	4	-	3,000	3,000
Other investments	(4,445)	-	(6,465)	(2,008)	(2,008)
Net cash (used in) provided by investing activities	(123,689)	(210,989)	(126,347)	(407,636)	(378,780)

FINANCING ACTIVITIES
Proceeds from long-term debt	206,973	226,750	336,473	563,100	620,225
Expenses paid in connection with securing finance	(718)	(1,198)	(2,088)	(3,103)	(3,432)
Repayment of long-term debt	(42,769)	(46,177)	(180,339)	(211,166)	(265,430)
Cash settlement of derivatives	2,507	-	1,149
Cash dividends paid	(42,192)	(40,055)	(122,937)	(119,338)	(159,335)
Deemed dividends paid	-	-	-	(1,979)	(1,983)
Net cash provided by (used in) financing activities	123,801	139,320	32,258	227,514	190,045

Net (decrease) increase in cash and cash equivalents	32,236	(53,690)	40,406	(19,143)	13,683
Cash and cash equivalents at start of period	86,422	99,116	78,252	64,569	64,569
Cash and cash equivalents at end of period	118,658	45,426	118,658	45,426	78,252

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2008 REPORT (UNAUDITED)

SFL West Polaris Limited (West Polaris)

INCOME STATEMENT	Three months ended		Nine months ended		Full year
(in thousands of $)	Sept 30,	Sept 30,	Sept 30,	Sept 30,	2007
	2008	2007	2008	2007	(audited)

Total operating revenue (1)	12,714	-	12,714	-	-
Total operating expenses	(132)	-	(132)	-	-
Operating income	12,582	-	12,582	-	-
Interest expense	(5,468)	-	(5,468)	-	-
Other financial items	(246)	-	(246)	-	-
Net income(2)	6,868	-	6,868	-	-

(1)
The vessel is accounted for as a finance lease asset, and the charter hire is split in ‘Finance lease interest income’ and ‘Repayment of investment in finance leases’. The portion classified as ‘Finance lease interest income’ is included in ‘Total operating revenues’, while ‘Repayment of investment in finance leases’ appears in the Statement of Cashflows only.

(2)	Net income from this 100% owned subsidiary appears in the Company’s consolidated income statement as ‘Results in associate’.

BALANCE SHEET	Sept 30,	Sept 30,	Dec 31,
(in thousands of $)	2008	2007	2007
ASSETS
Short term
Cash and cash equivalents	76	-	-
Other current assets	68,555	-	-
Long term
Investment in finance leases	781,685	-	-
Deferred charges	4,142	-	-
Total assets	854,458	-	-

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	63,479	-	-
Other current liabilities	4,096	-	-
Amounts due to related parties	251,304	-	-
Long term
Long term interest bearing debt	386,521	-	-
Stockholders equity(1)	149,058	-	-
Total liabilities and stockholders’ equity	854,458	-	-

(1)	Stockholders’ equity in this 100% owned subsidiary appears in the Company’s consolidated ‘Balance sheet’ as ‘Investments in associate’.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2008 REPORT (UNAUDITED)

SFL West Polaris Limited (West Polaris)

STATEMENT OF CASHFLOWS	Three months ended		Nine months ended		Full year
	Sept 30,	Sept 30,	Sept 30,	Sept 30,	2007
(in thousands of $)	2008	2007	2008	2007

OPRATING ACTIVITIES
Net income	6,868	-	6,868	-	-
Adjustments to reconcile net income to net cash
procvided by operating activities:
Depreciation and amortisation	195	-	195	-	-
Additional income accrued in initial period	(3,089)	-	(3,089)	-	-
Change in operating assets and liabilities	250,439	-	250,439	-	-
Net cash Provided by operating activities	254,413	-	254,413	-	-

INVESTING ACTIVITIES
Purchase of vessel	(845,000)	-	(845,000)	-	-
Repayment of finance lease	-	-	-	-	-
Net cash provided by investing activities	(845,000)	-	(845,000)	-	-

FINANCING ACTIVITIES
Debt fees paid	(4,337)	-	(4,337)	-	-
Procedes from long term debt	450,000	-	450,000	-	-
Equity investment by parent company	145,000	-	145,000	-	-
Net cash used in financing activities	590,663	-	590,663	-	-

Net increase in cash and cash equivalents	76	-	76	-	-
Cash at beginning of period	-	-	-	-	-
Cash and cash equivalents at period end	76	-	76	-	-

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2008 REPORT (UNAUDITED)

Front Shadow Inc (Golden Shadow)

INCOME STATEMENT	Three months ended		Nine months ended		Full year
(in thousands of $)	Sept 30,	Sept 30,	Sept 30,	Sept 30,	2007
	2008	2007	2008	2007	(audited)

Total operating revenue (1)	382	549	1,219	1,663	2,193
Total operating expenses	-	-	(3)	(3)	(4)
Operating income	382	549	1,216	1,660	2,189
Interest expense	(162)	(333)	(547)	(996)	(1,269)
Other financial items	3	10	15	25	3
Net income(2)	223	226	684	689	923

(1)
The vessel is accounted for as a finance lease asset, and the charter hire is split in ‘Finance lease interest income’ and ‘Repayment of investment in finance leases’. The portion classified as ‘Finance lease interest income’ is included in ‘Total operating revenues’, while ‘Repayment of investment in finance leases’ appears in the Statement of Cashflows only.

(2)	Net income from this 100% owned subsidiary appears in the Company’s consolidated income statement as ‘Results in associate’.

BALANCE SHEET	Sept 30,	Sept 30,	Dec 31, 2007
(in thousands of $)	2008	2007	(audited)
ASSETS
Short term
Cash and cash equivalents	839	618	1,103
Other current assets	1,607	1,493	1,522
Long term
Investment in finance leases	23,900	25,507	25,110
Deferred charges	76	85	83
Total assets	26,422	27,703	27,818

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	2,060	2,060	2,060
Other current liabilities	25	167	49
Amounts due to related party	5,943	5,940	5,940
Long term
Long term interest bearing debt	16,520	18,580	18,580
Stockholders equity (1)	1,874	956	1,189
Total liabilities and stockholders’ equity	26,422	27,703	27,818

(1)	Stockholders’ equity and a part of ‘Amounts due to related party’ in this 100% owned subsidiary appears in the Company’s consolidated ‘Balance sheet’ as ‘Investments in associate’.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES

THIRD QUARTER 2008 REPORT (UNAUDITED)

Front Shadow Inc (Golden Shadow)

STATEMENT OF CASHFLOWS	Three months ended		Nine months ended		Full year
	Sept 30,	Sept 30,	Sept 30,	Sept 30,	2007
(in thousands of $)	2008	2007	2008	2007	(audited)

OPRATING ACTIVITIES
Net income	223	226	684	689	923
Adjustments to reconcile net income to net cash
procvided by operating activities:
Depreciation and amortisation	2	2	7	(12)	10
Change in operating assets and liabilities	13	107	(23)	605	486
Net cash Provided by operating activities	238	335	668	1,282	1,419

INVESTING ACTIVITIES
Repayment of finance lease	389	361	1,125	1,027	1,394
Net cash provided by investing activities	389	361	1,125	1,027	1,394

FINANCING ACTIVITIES
Repayment of long term debt	(1,030)	(1,030)	(2,060)	(2,060)	(2,060)
Debt fees paid		-			(20)
Repaid to parent conmpany	-	-	3	(92)	(91)
Net cash used in financing activities	(1,030)	(1,030)	(2,057)	(2,152)	(2,171)

Net increase in cash and cash equivalents	(403)	(334)	(264)	157	642
Cash at beginning of period	1,242	952	1,103	461	461
Cash and cash equivalents at period end	839	618	839	618	1,103

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(registrant)

Dated: December 2, 2008	By:	/s/ Lars Solbakken
	Name:	Lars Solbakken
	Title:	Chief Executive Officer
Ship Finance Management AS

SK 23153 0001 943053